

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2023

Milind Mehere
Chief Executive Officer
YS RE RAF I LLC
300 Park Avenue, 15th Floor
New York, New York 10022

> **Re: YS RE RAF I LLC**
> **Post-Qualification Amendment to Offering Statement on Form 1-A POS**
> **Filed July 5, 2023**
> **File No. 024-11755**

Dear Milind Mehere:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 22, 2023 letter.

Post-Qualification Amendment filed July 5, 2023

General

1. We note your response to comment 3. Please revise Note 3, Significant Unconsolidated Investments, of your financial statements to provide condensed balance sheet information

   and condensed income statement information for Alterra JV, Avion JV, and Generation JV.

2. We note your response to comment 4. Please tell us when any diligence, discussions, negotiations, and/or other similar activities commenced in connection with the three joint venture investments entered into February 25, 2022 and March 4, 2022, respectively. Additionally, please provide us with the significance tests performed when evaluating these three acquisitions in determining that standalone financial statements and aggregate pro forma data were not required in connection with those acquisitions.

3. We refer to your "Our Investments" disclosure on page 82 and your "Investment Company Act Considerations" disclosure on page 88. Please explain to us how the three joint venture investments you entered into in 2022 satisfy the asset composition test such that you qualify for the exclusion from the definition of "investment company" under Section 3(c)(5)(C) of the Investment Company Act of 1940.

4. Please revise to provide an updated consent from your auditor.

<u>Results of Operations Liquidity and Capital Resources, page 85</u>

5. We note your statement that "[t]he Company executed a Loan and Security Agreement with YS ST Notes LLC . . . . Advances from the note were used to fund the purchase of the Fund's investments in real estate joint ventures." We also note your statement that "[w]e currently have no outstanding debt and have not received any commitments from any lenders to provide us with financing." Please advise or revise your disclosure as appropriate.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian Korn